EXHIBIT 99.1

Intellipharmaceutics Announces Approval of Settlement Related to ADHD Drug Focalin XR(R)

TORONTO, May 6, 2010 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I) and its wholly owned subsidiary Intellipharmaceutics Corp. (collectively "Intellipharmaceutics" or the "Company") today announced that it and its licensee and development partner Par Pharmaceutical, Inc. ("Par") have received confirmation that the previously announced stays of the patent litigation concerning a generic version of Novartis' Attention Deficit Hyperactivity Disorder drug, Focalin XR®, (dexmethylphenidate hydrochloride), have expired without regulatory intervention, and that the parties have stipulated to a dismissal of the litigation.

The parties, Intellipharmaceutics, Par, Novartis Pharmaceuticals Corporation, Novartis Pharma AG, Celgene Corporation, Elan Corporation, PLC and Elan Pharma International Ltd., have also entered into license agreements in conjunction with the settlements of the litigation concerning the Company's generic drug application in the FDA for 5, 10, 15 and 20 mg strengths of dexmethylphenidate hydrochloride. Pursuant to the license agreements, Intellipharmaceutics and Par are granted fully paid up, royalty-free, non-exclusive licenses under the relevant patents pertaining to Focalin XR®. These licenses will permit Par to market, offer for sale, sell or take orders in the U.S. starting in October 2012 (or earlier in limited circumstances) for any of the Company's 5, 10, 15, and 20 mg strengths of dexmethylphenidate hydrochloride XR capsules that have received final FDA approval. The Company has a ten year profit-sharing agreement with Par for the sale of dexmethylphenidate hydrochloride XR capsules in the U.S., which commences with the commercial launch of the product by Par. Additional details of the license agreement remain confidential.

"We are extremely pleased about the filing of the stipulations of dismissal of the litigation involving our lead ANDA product, a generic version of the controlled-release drug Focalin XR.," commented Dr. Isa Odidi, CEO and co-founder of Intellipharmaceutics. "This action is an important step in bringing the first of the 15 products in our pipeline to market."

In 2008, Focalin®, including Focalin XR®, had U.S. sales of approximately U.S. $350 million. Intellipharmaceutics' application for approval of a generic version of Focalin XR® remains subject to FDA approval. No assurance can be given as to whether or when the FDA will approve Intellipharmaceutics' generic version of Focalin XR®.

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Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements regarding the status of development or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements.

These risks include, but are not limited to, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing , the timing of our programs to research, develop and commercialize our products, the timing and costs of obtaining regulatory approvals, our estimates regarding our capital requirements and future revenues, the timing and amount of investment tax credits, and other risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to IPC and our business can be found in the "Risk Factors" section of our annual information form dated February 26, 2010, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:  Intellipharmaceutics International Inc.
          Glenn Neumann, Director of Investor Relations
          416-798-3001 x123
          investors@intellipharmaceutics.com
          www.intellipharmaceutics.com
          30 Worcester Road
          Toronto, ON Canada M9W 5X2